[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2037	lspaccasi@luselaw.com

May 29, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.

Mail Stop 4561

Re:	Territorial Bancorp Inc. (Registration No. 333-155388)

Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Territorial Bancorp Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, attached please find the cash flow analysis in spreadsheet format requested by the staff in comment number 2 of the staff’s letter dated May 14, 2009.

If the staff has any questions regarding this filing, please contact the undersigned at (202) 274-2037 or Michael J. Brown of this office at (202) 274-2003.

Respectfully,

/s/ Lawrence M.F. Spaccasi
Lawrence M.F. Spaccasi

Enclosure

Territorial Savings Bank

Other-Than-Temporary Impairment, 50% Call

March 31, 2009

	Dollar Price of TSB's Security Based on Discounted Cash Flow	Estimated Market Value Calculated by Red Pine Advisors	Estimated Dollar Price TSB's Security (1)	Estimated Fair Value (2)	Book Value at 12/31/08	Difference Between Estimated Fair Value and Book Value	Current Quarter's Credit Loss (See Below)	Other Comprehensive Income (Difference Less Credit Loss)	Book Value at 3/31/2009 (3)
PreTSL XXIII	27.50	16.42	19.74	699,352	3,542,088	2,842,736	—	—	3,542,088

	Amount of Securities Purchased	Amount of Securities Issued	Percentage of Securities Owned	Total Present Value of Cash Flows, 50% Call	Present Value of Cash Flows for TSB's Security (Percentage Owned times Total Present Value)	Outstanding Principal	Credit Loss Recorded in Previous Quarters	Amortized Cost Basis (Outstanding Principal Less Credit Loss Recorded in Previous Quarters)	Credit Loss (Difference Between PV of Cash Flows and Amortized Cost Basis)
PreTSL XXIII	3,600,000	72,500,000	4.97%	71,996,933	3,575,020	3,542,088	—	3,542,088	—

Notes:

(1)	Estimated dollar price of TSB's security is equal to the price calculated using market value estimated by Red Pine Advisors and by the discounted cash flow. The estimated market value was calculated by weighting Red Pine's value by 70% and the discounted cash flow by 30%.

(2)	Estimated fair value is the estimated dollar price times outstanding principal

(3)	Book value at 3/31/09 is equal to the original principal balance less any principal repayments and impairment charges (credit and other comprehensive income).

Pre-TSL XXIII	3 Month Libor @ Dec Reset	1.32%
Cash Flows Prepared by KBW, Cash flows discounted by effective yield.	Margin	2.10%
Current Cash Flows with Existing Deferrals and Defaults.	Interest Rate on Security	3.42%
Higher level of deferrals and defaults assumed for next 3 years.
Assume 50% collateral call in year 10	Total PV of Cash Flows	71,996,933
March 31, 2009

BONDS
	Class D-1 (BBB)
Date	Balance	Interest Due	Interest	Principal	Total Cash Flow	Present Value of Cash Flow
	72,500,000.00	—
12/22/2006	72,500,000.00	633,650.00	633,650.00	—
3/22/2007	72,500,000.00	619,875.00	619,875.00	—
6/22/2007	72,500,000.00	633,650.00	633,650.00	—
9/22/2007	72,259,314.52	633,650.00	633,650.00	240,685.48
12/22/2007	72,018,196.03	624,681.77	624,681.77	241,118.49
3/22/2008	71,843,950.10	622,597.30	622,597.30	174,245.92
6/22/2008	71,726,023.54	627,916.12	627,916.12	117,926.56
9/22/2008	71,608,330.43	626,885.45	626,885.45	117,693.11
12/22/2008	71,379,087.90	619,054.02	619,054.02	229,242.53
3/22/2009	71,989,379.10	610,291.20	—	—
6/22/2009	72,618,566.28	629,187.17	—	0.00	0.00	0.00
9/22/2009	73,253,252.55	634,686.27	—	0.00	0.00	0.00
12/22/2009	73,886,526.91	633,274.37	0.00	—	0.00	0.00
3/22/2010	74,518,256.72	631,729.81	—	0.00	0.00	0.00
6/22/2010	75,169,546.28	651,289.56	—	—	0.00	0.00
9/22/2010	75,826,528.12	656,981.83	0.00	0.00	0.00	0.00
12/22/2010	76,482,048.45	655,520.34	—	—	0.00	0.00
3/22/2011	77,135,969.97	653,921.51	—	—	0.00	0.00
6/22/2011	77,810,138.34	674,168.38	—	0.00	0.00	0.00
9/22/2011	78,490,198.95	680,060.61	—	0.00	0.00	0.00
12/22/2011	79,168,746.72	678,547.77	—	—	0.00	0.00
3/22/2012	79,853,160.54	684,413.82	—	—	0.00	0.00
6/22/2012	80,551,077.16	697,916.62	—	0.00	0.00	0.00
9/22/2012	81,255,093.58	704,016.41	—	0.00	0.00	0.00
12/22/2012	81,957,543.86	702,450.28	—	—	0.00	0.00
3/22/2013	82,658,280.86	700,737.00	0.00	—	0.00	0.00
6/22/2013	83,380,714.23	722,433.37	—	0.00	0.00	0.00
9/22/2013	84,109,461.68	728,747.44	—	0.00	0.00	0.00
12/22/2013	81,550,454.55	727,126.30	3,286,133.42	0.00	3,286,133.42	2,788,468.89
3/22/2014	77,685,847.25	697,256.39	4,561,863.69	—	4,561,863.69	3,838,181.28
6/22/2014	73,851,580.79	678,974.30	4,513,240.76	—	4,513,240.76	3,764,368.07
9/22/2014	74,264,346.43	645,462.82	232,697.18	0.00	232,697.18	192,404.44
12/22/2014	71,284,193.51	642,015.27	3,539,696.58	94,894.39	3,634,590.97	2,979,483.66
3/22/2015	70,969,105.25	609,479.85	609,479.85	315,088.26	924,568.11	751,496.46
6/22/2015	70,656,810.86	620,269.98	620,269.98	312,294.40	932,564.38	751,427.79
9/22/2015	70,342,980.74	617,540.53	617,540.53	313,830.11	931,370.64	743,963.07
12/22/2015	70,026,988.65	608,115.07	608,115.07	315,992.09	924,107.16	731,834.12
3/22/2016	69,709,657.24	605,383.32	605,383.32	317,331.41	922,714.72	724,468.07
6/22/2016	69,392,813.17	609,262.40	609,262.40	316,844.07	926,106.47	720,830.45
9/22/2016	69,062,576.26	606,493.19	606,493.19	330,236.91	936,730.10	722,781.58
12/22/2016	68,773,271.16	597,045.97	597,045.97	289,305.10	886,351.07	678,047.09
3/22/2017	68,482,973.89	588,011.47	588,011.47	290,297.27	878,308.74	666,198.81
6/22/2017	68,196,010.83	598,541.19	598,541.19	286,963.06	885,504.25	665,836.66
9/22/2017	67,907,282.52	596,033.13	596,033.13	288,728.31	884,761.44	659,513.43
12/22/2017	67,615,651.40	587,058.46	587,058.46	291,631.13	878,689.59	649,373.28
3/22/2018	67,323,055.96	578,113.82	578,113.82	292,595.43	870,709.25	638,020.54
6/22/2018	67,033,667.90	588,403.51	588,403.51	289,388.06	877,791.57	637,636.71
9/22/2018	66,742,502.59	585,874.26	585,874.26	291,165.32	877,039.58	631,570.01
12/22/2018	66,448,463.31	576,988.93	576,988.93	294,039.28	871,028.21	621,864.85
3/22/2019	66,153,487.94	568,134.36	568,134.36	294,975.37	863,109.73	610,987.56
6/22/2019	65,861,591.37	578,181.48	578,181.48	291,896.58	870,078.06	610,583.38
9/22/2019	65,567,905.05	575,630.31	575,630.31	293,686.32	869,316.62	604,762.90
12/22/2019	65,271,797.10	566,834.54	566,834.54	296,107.94	862,942.48	595,182.96
3/22/2020	64,974,279.51	564,274.69	564,274.69	297,517.59	861,792.28	589,294.96
6/22/2020	64,677,376.30	567,875.20	567,875.20	296,903.21	864,778.41	586,212.89
9/22/2020	64,381,494.83	565,280.27	565,280.27	295,881.48	861,161.75	578,702.90
12/22/2020	64,083,223.87	556,578.02	556,578.02	298,270.96	854,848.98	569,536.82
3/22/2021	63,784,073.87	547,911.56	547,911.56	299,150.00	847,061.57	559,564.24
6/22/2021	63,487,663.79	557,472.81	557,472.81	296,410.07	853,882.88	559,182.65
9/22/2021	63,188,724.54	554,882.18	554,882.18	298,939.25	853,821.43	554,297.39
12/22/2021	62,948,266.54	546,266.52	546,266.52	240,458.01	786,724.53	506,360.66
3/22/2022	62,796,484.14	538,207.68	538,207.68	151,782.40	689,990.08	440,334.46
6/22/2022	62,646,145.10	548,841.27	548,841.27	150,339.04	699,180.31	442,333.08
9/22/2022	62,494,838.93	547,527.31	547,527.31	151,306.17	698,833.48	438,282.70
12/22/2022	62,342,308.72	540,267.88	540,267.88	152,530.21	692,798.09	430,773.32
3/22/2023	62,189,320.23	533,026.74	533,026.74	152,988.49	686,015.23	422,939.69
6/22/2023	62,037,734.76	543,534.66	543,534.66	151,585.48	695,120.14	424,839.56
9/22/2023	61,885,170.93	542,209.80	542,209.80	152,563.83	694,773.63	420,948.35
12/22/2023	61,731,385.37	534,997.30	534,997.30	153,785.56	688,782.86	413,741.71
3/22/2024	61,576,845.32	533,667.83	533,667.83	154,540.05	688,207.87	409,852.97
6/22/2024	61,422,529.22	538,181.63	538,181.63	154,316.11	692,497.73	408,834.19
9/22/2024	61,268,650.46	536,832.91	536,832.91	153,878.76	690,711.66	404,246.29
12/22/2024	61,113,554.13	529,667.48	529,667.48	155,096.33	684,763.81	397,330.17
3/22/2025	60,958,005.18	522,520.89	522,520.89	155,548.95	678,069.83	390,110.58
6/22/2025	60,803,775.56	532,772.97	532,772.97	154,229.62	687,002.59	391,824.94
9/22/2025	60,648,543.46	531,425.00	531,425.00	155,232.10	686,657.10	388,234.41
12/22/2025	60,492,094.16	524,306.66	524,306.66	156,449.29	680,755.95	381,598.83
3/22/2026	60,472,046.57	517,207.41	517,207.41	20,047.60	537,255.00	298,606.07
6/22/2026	60,472,046.57	528,525.69	528,525.69	—	528,525.69	291,208.91
9/22/2026	60,472,046.57	528,525.69	528,525.69	—	528,525.69	288,685.56
12/22/2026	60,472,046.57	522,780.84	522,780.84	—	522,780.84	283,100.15
3/22/2027	60,472,046.57	517,036.00	517,036.00	—	517,036.00	277,615.55
6/22/2027	60,472,046.57	528,525.69	528,525.69	—	528,525.69	281,325.77
9/22/2027	60,472,046.57	528,525.69	528,525.69	—	528,525.69	278,888.05
12/22/2027	60,472,046.57	522,780.84	522,780.84	—	522,780.84	273,492.21
3/22/2028	60,472,046.57	522,780.84	522,780.84	—	522,780.84	271,148.02
6/22/2028	60,472,046.57	528,525.69	528,525.69	—	528,525.69	271,752.33
9/22/2028	60,472,046.57	528,525.69	528,525.69	—	528,525.69	269,397.57
12/22/2028	60,472,046.57	522,780.84	522,780.84	—	522,780.84	264,185.35
3/22/2029	60,472,046.57	517,036.00	517,036.00	—	517,036.00	259,067.19
6/22/2029	60,472,046.57	528,525.69	528,525.69	—	528,525.69	262,529.51
9/22/2029	60,472,046.57	528,525.69	528,525.69	—	528,525.69	260,254.67
12/22/2029	60,472,046.57	522,780.84	522,780.84	—	522,780.84	255,219.34
3/22/2030	60,472,046.57	517,036.00	517,036.00	—	517,036.00	250,274.88
6/22/2030	60,472,046.57	528,525.69	528,525.69	—	528,525.69	253,619.70
9/22/2030	60,472,046.57	528,525.69	528,525.69	—	528,525.69	251,422.06
12/22/2030	60,472,046.57	522,780.84	522,780.84	—	522,780.84	246,557.62
3/22/2031	60,472,046.57	517,036.00	517,036.00	—	517,036.00	241,780.97
6/22/2031	60,472,046.57	528,525.69	528,525.69	—	528,525.69	245,012.27
9/22/2031	60,472,046.57	528,525.69	528,525.69	—	528,525.69	242,889.22
12/22/2031	60,472,046.57	522,780.84	522,780.84	—	522,780.84	238,189.87
3/22/2032	60,472,046.57	522,780.84	522,780.84	—	522,780.84	236,148.27
6/22/2032	60,472,046.57	528,525.69	528,525.69	—	528,525.69	236,674.57
9/22/2032	60,472,046.57	528,525.69	528,525.69	—	528,525.69	234,623.77
12/22/2032	60,472,046.57	522,780.84	522,780.84	—	522,780.84	230,084.34
3/22/2033	60,472,046.57	517,036.00	517,036.00	—	517,036.00	225,626.83
6/22/2033	60,472,046.57	528,525.69	528,525.69	—	528,525.69	228,642.23
9/22/2033	60,472,046.57	528,525.69	528,525.69	—	528,525.69	226,661.03
12/22/2033	60,472,046.57	522,780.84	522,780.84	—	522,780.84	222,275.66
3/22/2034	60,472,046.57	517,036.00	517,036.00	—	517,036.00	217,969.43
6/22/2034	60,472,046.57	528,525.69	528,525.69	—	528,525.69	220,882.50
9/22/2034	60,472,046.57	528,525.69	528,525.69	—	528,525.69	218,968.53
12/22/2034	60,472,046.57	522,780.84	522,780.84	—	522,780.84	214,731.99
3/22/2035	60,472,046.57	517,036.00	517,036.00	—	517,036.00	210,571.91
6/22/2035	60,472,046.57	528,525.69	528,525.69	—	528,525.69	213,386.12
9/22/2035	60,472,046.57	528,525.69	528,525.69	—	528,525.69	211,537.11
12/22/2035	60,472,046.57	522,780.84	522,780.84	—	522,780.84	207,444.35
3/22/2036	60,472,046.57	522,780.84	522,780.84	—	522,780.84	205,666.28
6/22/2036	60,472,046.57	528,525.69	528,525.69	—	528,525.69	206,124.65
9/22/2036	60,472,046.57	528,525.69	528,525.69	—	528,525.69	204,338.56
12/22/2036	—	522,780.84	522,780.84	60,472,046.57	60,994,827.41	23,379,688.59
3/22/2037	—	—	—	—
6/22/2037	—	—	—	—		71,996,933.39